SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT
Under
SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

SANMINA-SCI CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

800907 10 7
(CUSIP Number of Class of Securities of Underlying Common Stock)

Jure Sola
Chairman and Chief Executive Officer
Sanmina-SCI Corporation
2700 North First Street
San Jose, CA 95134
(408) 964-3500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Christopher D. Mitchell, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee(1)

$312,723,672	$28,770.58

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 22,676,183 shares of common stock of Sanmina-SCI Corporation having an aggregate value of $312,723,672 as of January 31, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92.00 per each $1.0 million of the value of the transaction.

(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

SIGNATURE
INDEX TO EXHIBITS

Introductory Statement.

     This Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO filed by Sanmina-SCI Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on February 3, 2003, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on February 6, 2003 (the “Schedule TO”), amends and supplements the Schedule TO relating to an offer by the Company to exchange outstanding options to purchase shares of the Company’s common stock, as set forth in the Schedule TO, held by eligible employees of the Company or its subsidiaries for new options to purchase shares of the Company’s common stock (the “Offer to Exchange”).

     Except as amended hereby, all of the terms of the Offer to Exchange remain unchanged. This Amendment No. 2 amends and supplements the Schedule TO as follows:

     (i)  The Company adds the following sentence (a) at the end of A24 of the Summary Term Sheet of the Offer to Exchange, and (b) before the last sentence of the fourth paragraph of Section 5 of the Offer to Exchange: “Any options that were tendered pursuant to any previously submitted Election Form will be withdrawn and replaced by the options tendered in the most recently submitted Election Form.”

     (ii)  The Company adds the following sentence after the second sentence of A22 of the Summary Term Sheet of the Offer to Exchange: “In addition, if we have not accepted your tendered options for exchange by March 4, 2003, you may withdraw your tendered options at any time after March 31, 2003.”

     (iii)  The Company amends and restates the first paragraph of Section 7, “CONDITIONS OF THE OFFER,” of the Offer to Exchange as set forth below:

“Notwithstanding any other provision of the Offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after February 3, 2003, and prior to the Expiration Date, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options tendered for exchange:”

     (iv)  The Company adds the following information after the first paragraph of Section 14, “INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS”, of the Offer to Exchange:

The following table sets forth certain information regarding the ownership of options from eligible stock option plans and common stock as of February 3, 2003 by each of our directors and executive officers. Note that non-employee members of the Board of Directors and our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer are not eligible to participate in the Offer to Exchange.

		Percent of Total
		Outstanding			Percent of
	Options	Options			Outstanding Shares
Name	Owned	Owned	Shares Owned (1)		Owned

Jure Sola +	6,748,384 (6)	29.1	5,979,052	(5)	1.1
A. Eugene Sapp, Jr.	1,836,840	7.9	1,946,333	(4)	*

			Percent of Total
			Outstanding			Percent of
	Eligible Options		Eligible Options			Outstanding Shares
Name	Owned		Owned	Shares Owned (1)		Owned

Randy W. Furr +	3,645,961		15.7	2,739,034		*
Rick R. Ackel +	730,000		3.1	256,064		*
Hari Pillai	669,192		2.9	355,505	(8)	*
Stephen F. Bruton	490,054		2.1	339,056	(7)	*
Michael Clarke	368,000		1.6	130,114		*
Mario M. Rosati +	102,500		*	100,315		*
John C. Bolger +	163,500		*	130,042		*
Neil R. Bonke +	210,000		*	200,414		*
Wayne Shortridge +	70,600	(2)	*	50,830		*
Bernard V. Vonderschmitt +	97,500	(2)	*	348,994		*
Jacqueline M. Ward +	60,400	(2)	*	54,883		*
All directors and officers as a group (13 persons)	15,192,924	(2)	65.4	12,641,695	(1)	2.4

*	Less than 1%

+	Not eligible to participate in the Offer to Exchange.

(1)	Includes stock issuable upon exercise of options that are exercisable within 60 days of February 3, 2003.

(2)	Includes shares held in Outside Director’s Deferred Compensation Plan.

(3)	Includes 226,391 shares held by Eugene and Patricia Sapp Charitable Remainder Unitrust, A. Eugene Sapp, Trustee.

(4)	Includes 9,000 shares held by Mario M. Rosati Retirement Trust, Mario M. Rosati, Trustee and 2,248 shares held by WS Investment Co99B, which Mr. Rosati is the Director.

(5)	Includes 33,764 shares held by Sola Partners, L.P.

(6)	Includes 6,559,561 options held by the Sola Family Trust.

(7)	Includes 86,337 share held by the Bruton Family Trust, Stephen F. Bruton and Lori R. Bruton, as Trustees.

(8)	Includes 6,440 shares held by Ramakrishna Pillai C/F Sudha Yvonne Pillai UTMA/LA, Ramakrishna Hari Pillai, as Custodian.

     (v)  The Company adds the following information to the end of Schedule A, “INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF SANMINA-SCI CORPORATION,” of the Offer to Exchange:

“During the previous five years, no officer, director or control person of the Company was:

•	convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

•	party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.”

     (vi)  The Company adds the following information set forth below to Schedule B, “Consolidated Financial Statements of SANMINA-SCI CORPORATION,” to the Offer to Exchange:

“RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year 2001	Fiscal Year 2002	Quarter Ended 12/28/02

Ratio of Earnings to Fixed Charges	2.2	(-25.2)	0.5

BOOK VALUE PER SHARE

         The book value per share as of December 28, 2002 is $6.71.”

     (vii)  The Company removes Joseph M. Schell from Schedule A, "INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF SANMINA-SCI CORPORATION," of the Offer to Exchange. Mr. Schell was not a nominee for election as a director at the Company's most recent Annual Meeting of Stockholders.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

SANMINA-SCI CORPORATION

By:	/s/ Rick R. Ackel

Rick R. Ackel
Executive Vice President and Chief Executive Officer

Date: February 24, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(i) *	Offer to Exchange Certain Outstanding Options for New Options, dated February 3, 2003.
(a)(1)(ii) *	Memorandum from Carmine Renzulli dated February 3, 2003.
(a)(1)(iii) *	Election Form.
(a)(1)(iv) *	Form of Promise to Grant Stock Option.
(a)(1)(v) *	Form of Notice to Change Election from Accept to Reject.
(a)(1)(vi) *	Transactions and Arrangements Concerning Options.
(a)(1)(vii)	Sanmina-SCI Corporation Annual Report on Form 10-K for its fiscal year ended September 28, 2002, previously filed with the Securities and Exchange Corporation on December 4, 2002 and incorporated herein by reference.
(a)(1)(viii) +	Summary, Sanmina-SCI Voluntary Stock Option Exchange Program.
(d)(1)	Sanmina-SCI Corporation 1999 Stock Plan and form of agreement thereunder, incorporated by reference to Exhibit 4.3 of Sanmina-SCI’s Registration Statement on Form S-8 filed with the SEC on May 25, 1999 (SEC File No. 333-79259).
(d)(2) *	Sanmina-SCI Corporation 1999 Stock Plan Prospectus.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on February 3, 2003 (SEC File No. 005-44420).

+	Previously filed as an exhibit to the Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on February 6, 2003 (SEC File No. 005-44420).